EXHIBIT 12.1

Statement of Computation of Ratio of Earnings to Fixed Charges

	Year Ended January 31,
	2007	2008	2009	2010	2011

Income before minority interest and income taxes	$57,596	$63,118	$62,629	$7,449	$165
Fixed charges	32,299	36,560	37,105	34,880	40,699
Capitalized interest	(299)	(252)	(164)	(89)	(18)

Total earnings	$89,596	$99,426	$99,570	$42,240	$40,846

Interest expense (including capitalized interest)	$22,505	$25,853	$24,072	$20,666	$24,553
Amortized premiums and expenses	508	498	1,022	1,414	3,546
Estimated interest within rent expense	9,286	10,209	12,011	12,800	12,600

Total fixed charges	$32,299	$36,560	$37,105	$34,880	$40,699

Ratio of earnings to fixed charges	2.8	2.7	2.7	1.2	1.0

Schedule II — Valuation and Qualifying Accounts

Conn’s, Inc.

(Dollars in thousands) Description		Additions
	Balance at Beginning of Period	Charged to Costs and Expenses	Charged to other Accounts	Deductions [1]	Balance at End of Period
Year ended January 31, 2009
Reserves and allowances from asset accounts:
Allowance for doubtful accounts	$18,843	$27,952	$—	$(19,814)	$26,981

Year ended January 31, 2010
Reserves and allowances from asset accounts:
Allowance for doubtful accounts	$26,981	$36,843	$—	$(27,972)	$35,852

Year ended January 31, 2011
Reserves and allowances from asset accounts:
Allowance for doubtful accounts	$35,852	$33,054	$—	$(34,596)	$34,310

1. Uncollectible accounts written off, net of recoveries.